UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 22, 2008                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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WS RELEASE                                                    SEPTEMBER 22, 2008

                   ROCHESTER CLOSES $900,000 PRIVATE PLACEMENT


Vancouver,  Canada - Rochester  Resources  Ltd.  (TSXV:  RCT;  OTCBB:  RCTFF and
Frankfurt: R5I): Mr. Nick DeMare, Chairman, is pleased to announce that Rochester Resources Ltd. (the "Company") has closed a brokered private placement (the "Private Placement") raising gross proceeds of $900,000 to the Company by issuing an aggregate of 2,000,000 units (each a "Unit") at a purchase price of $0.45 per Unit, a reduced purchase price from that which was previously announced by the Company. Each Unit consists of one common share of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one additional common share of the Company for a period of 24 months from the closing of the Private Placement at an exercise price of $0.75 per share.

Canaccord Capital Corporation ("Canaccord") acted as the agent under the Private Placement and was paid a cash commission equal to 8% of the gross proceeds raised under the Private Placement. Canaccord also received non-transferable common share purchase warrants (each an "Agent's Warrant") in a number equal to 8% of the Units sold under the Private Placement. Each whole Agent's Warrant is exercisable into one additional common share of the Company for a period of 24 months from the closing of the Private Placement at an exercise price of $0.45 per share, a reduced exercise price from that which was previously announced by the Company.

1,558,000 common shares of the Company and 779,000 Warrants issued to the purchasers and 124,640 Agent's Warrants issued to Canaccord are subject to a four month hold period which expires on January 19, 2009. 442,000 common shares of the Company and 221,000 Warrants issued to the purchasers and 35,360 Agent's Warrants issued to Canaccord are subject to a four month hold period which expires on January 23, 2009.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ Nick DeMare                           Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Nick DeMare,                              Email: info@rochesterresourcesltd.com
Chairman                                  Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release may contain certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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